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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                                 (RULE 14D-100)

                               ----------------

                       TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                   BOLLE INC.
                           (Name of Subject Company)

                            SHADE ACQUISITION, INC.
                                    (Bidder)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  097937 10 6
                     (CUSIP Number of Class of Securities)

                                 RICHARD KRACUM
                                    Chairman
                     Worldwide Sports and Recreation, Inc.
                            c/o Wind Point Partners
                     675 North Michigan Avenue, Suite 3300
                            Chicago, Illinois 60611
                                 (312) 255-4820

                                 With Copy to:

                           STEVEN V. NAPOLITANO, ESQ.
                              KATTEN MUCHIN ZAVIS
                       525 West Monroe Street, Suite 1600
                            Chicago, Illinois 60661
                                 (312) 902-5200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of bidder)

                           CALCULATION OF FILING FEE

         TRANSACTION VALUATION*                  AMOUNT OF FILING FEE*
              $62,282,461                              $12,456.49
*For the purpose of calculating the filing fee only. This calculation assumes the purchase of (i) 7,091,774 shares of Common Stock, par value $0.01 per share ("Shares") at a price per Share of $5.25, (ii) 1,268,053 Shares which are subject to outstanding options at a price per Share of $5.25 less the exercise price of such options, (iii) 64,120 shares of Series A Preferred Stock, par value $0.01 per share with a redemption price of $172.41 per share, and (iv) 9,625 shares of Series B Preferred Stock, par value $0.01 per share with a redemption price of $1,078.66 per share. Except for warrants to purchase 663,618 Shares (which warrants shall at the Effective Time of the Merger become the right to receive $5.25 per Share upon payment by the holders of such warrants of the exercise price for such warrants), such number of Shares, options and preferred shares represent all of the securities of the Subject Company outstanding as of December 1, 1999. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the securities of the Subject Company to be purchased.

[_]Check box if any part of the fees is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

  Amount previously paid: Not applicable Filing Party: Not applicable Form of registration number: Not applicable
                                          Date filed: Not applicable

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                             SCHEDULE 14D-1 AND 13D

   CUSIP NO. 097937106



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 1 NAME OF REPORTING PERSON: Shade Acquisition, Inc.
  S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

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 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A) [X]
                                                                (B) [_]

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 3 SEC USE ONLY

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 4 SOURCE OF FUNDS
  BK, AF

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 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(E) OR 2(F):
                                                                   [_]

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 6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Delaware

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 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  923,588*

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 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                   [_]

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 9 PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7)
  12.6%*

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10 TYPE OF REPORTING PERSON
  CO

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*November 24, 1999, Worldwide Sports and Recreation, Inc, a Delaware
   corporation ("Purchaser"), and Shade Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Purchaser ("Acquisition Sub"), entered into Tender and Voting Agreements (the "Tender Agreements") with Martin E. Franklin, Chairman of the Board of Bolle Inc. (the "Company"), and Ian G. H. Ashken, Vice Chairman and Secretary of the Company (the "Executive Stockholders"), who beneficially owned an aggregate of 923,588 shares, or approximately 12.6% of the shares outstanding on November 24, 1999, pursuant to which the Executive Stockholders agreed, among other things and upon the terms and conditions set forth therein, to tender the shares owned by them in the Offer (as defined herein) and to vote such shares in the manner specified in the Tender Agreements with respect to certain matters. The Tender Agreements are described more fully in Section 12 of the Offer to Purchase dated December 2, 1999.

                                       2
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                             SCHEDULE 14D-1 and 13D

   CUSIP NO. 097937106



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 1 NAME OF REPORTING PERSON Worldwide Sports and Recreation, Inc.
   S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

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 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A) [X]
                                                                (B) [_]

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 3 SEC USE ONLY

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 4 SOURCE OF FUNDS
  BK, AF

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 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(e) OR 2(f):
                                                                   [_]

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 6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Delaware

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 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  923,588*

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 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                   [_]

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 9 PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7)
  12.6%*

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10 TYPE OF REPORTING PERSON
  CO

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*The footnote on page 2 is incorporated by reference herein.

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

   This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Shade Acquisition, Inc. a Delaware corporation ("Acquisition Sub") and a wholly owned subsidiary of Worldwide Sports and Recreation, Inc., a Delaware corporation ("Purchaser"), to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Common Stock") (the "Shares"), of Bolle Inc., a Delaware corporation (the "Company"), at $5.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 2, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit(a)(2) (which together constitute the "Offer").

   This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the Tender Agreements as described above. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

Item 1. Security and Subject Company.

   (a) The name of the subject company is Bolle Inc., and the address of its principal executive offices is Suite B-302, 555 Theodore Fremd Avenue, Rye, New York 10580.

   (b) The class of securities to which this statement relates is the Common Stock, par value $0.01 per share of the Company. The information set forth in the Introduction and Section 1 of the Offer to Purchase is incorporated herein by reference.

   (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

Item 2. Identity and Background

   (a)-(d); (g) The information set forth in Section 9 and Schedule A of the Offer to Purchase is incorporated herein by reference. The name, business, address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Purchaser and Acquisition Sub, and the name, principal business and address of each corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule A to the Offer to Purchase and are incorporated herein by reference.

   (e); (f) During the last five years, neither Purchaser, Acquisition Sub, nor, to the best of their knowledge, any of the directors or executive officers of Purchaser has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

   (a)-(b) The information set forth in the Introduction and Sections 10, 11 and 12 of the Offer to Purchase is incorporated herein by reference.

Item 4. Source and Amount of Funds or Other Consideration.

   (a)-(b) The information set forth in Section 13 of the Offer to Purchase is incorporated herein by reference.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

   The information set forth in the Introduction and Sections 7 and 11 of the Offer to Purchase is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

   (a)-(b) The information set forth in the Introduction and Sections 9, 10 and 11 of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships With Respect to the Subject Company's Securities.

   The information set forth in the Introduction and Sections 9, 10 and 11 of the Offer to Purchase is incorporated herein by reference.

Item 8. Persons Retained, Employed or to be Compensated.

   The information set forth in Section 17 of the Offer to Purchase is incorporated herein by reference.

Item 9. Financial Statements of Certain Bidders.

   The information set forth in Section 9 of the Offer to Purchase and the documents incorporated by reference therein are incorporated herein by reference.

Item 10. Additional Information.

   (a) The information set forth in Section 10 of the Offer to Purchase and the documents incorporated by reference therein are incorporated herein by reference.

   (b)-(c) The information set forth in Section 16 of the Offer to Purchase is incorporated herein by reference.

   (d)-(f) Not applicable

Item 11. Material to be Filed as Exhibits.

   (a)(1) Offer to Purchase, dated December 2, 1999.

   (a)(2) Letter of Transmittal.

   (a)(3) Letter to brokers, dealers, commercial banks, trust companies and nominees.

   (a)(4) Letter to clients to be used by brokers, dealers, commercial banks, trust companies and nominees.

   (a)(5) Press Release, dated November 15, 1999.

   (a)(6) Press Release, dated November 26, 1999.

   (a)(7) Form of newspaper advertisement, dated December 2, 1999.

   (a)(8) Notice of Guaranteed Delivery.

   (a)(9) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

   (b)(1) Credit Agreement dated as of August 5, 1999 by and among Purchaser and Antares Capital Corporation, as agent for the several lenders.

   (b)(2) First Amendment to Credit Agreement and Waiver, dated as of August 18, 1999 by and between the Purchaser and Antares Capital Corporation, as agent for the several lenders.

   (b)(3) Subordinated Note Purchase Agreement dated as of August 5, 1999 between Purchaser and Northwestern Mutual Life Insurance Company.

   (b)(4) First Amendment to Subordinated Note Purchase Agreement dated as of August 18, 1999 between Purchaser and Northwestern Mutual Life Insurance Company.

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

   (c)(1) Confidentiality Agreement, dated September 1, 1999, between the Company and the Purchaser.

   (c)(2) Agreement and Plan of Merger, dated as of November 24, 1999, among the Company, Purchaser and Acquisition Sub.

   (c)(3) Tender and Voting Agreements, dated as of November 24, 1999, by and between Purchaser, Acquisition Sub and each of Martin E. Franklin and Ian G.H. Ashken.

   (c)(4) Letter Agreement, dated as of November 24, 1999, by and between the Company, Acquisition Sub and each of Messrs. Franklin and Ashken relating to Board membership of Surviving Corporation.

   (c)(5) Letter Agreement, dated as of November 24, 1999, by and among the Company, Marlin Holdings, Inc. and Wind Point Partners amending the Management Services Agreement.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Worldwide Sports and Recreation,
                                           Inc.

                                                   /s/ Richard Kracum
                                          By: _________________________________
                                          Name: Richard Kracum
                                          Title: Chairman

                                          Shade Acquisition, Inc.

                                                   /s/ Richard Kracum
                                          By: _________________________________
                                          Name: Richard Kracum
                                          Title: Chairman

Dated: December 2, 1999

                                       7